Filed pursuant to Rule 433

September 3, 2013

Relating to

Preliminary Prospectus Supplement dated September 3, 2013 to

Prospectus dated September 29, 2010

Registration Statement No. 333-169633-01

Duke Energy Ohio, Inc.
$150,000,000 First Mortgage Bonds,

Floating Rate Series, Due March 6, 2015

$300,000,000 First Mortgage Bonds,

3.80% Series, Due September 1, 2023

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc.

Settlement Date:	September 6, 2013 (T+3)

Security Description:	First Mortgage Bonds, Floating Rate Series, Due March 6, 2015 (the “2015 Mortgage Bonds”)	First Mortgage Bonds, 3.80% Series, Due September 1, 2023 (the “2023 Mortgage Bonds”)

Principal Amount:	$150,000,000	$300,000,000

Ratings (Moody’s/ S&P/Fitch)*:	A2 / A / A	A2 / A / A

Interest Payment Dates:	March 6, June 6, September 6 and December 6 of each year, beginning on December 6, 2013	March 1 and September 1 of each year, beginning on March 1, 2014

Maturity Date:	March 6, 2015	September 1, 2023

Benchmark Treasury:	N/A	2.50% due August 15, 2023

Benchmark Treasury Yield:	N/A	2.854%

Spread to Benchmark Treasury:	N/A	+ 95 bp

Yield to Maturity:	N/A	3.804%

Coupon:	Floating Rate — reset quarterly based on three-month LIBOR plus 0.14%	3.80%

Price to Public:	100.00% per 2015 Mortgage Bond, plus accrued interest, if any, from September 6, 2013	99.967% per 2023 Mortgage Bond, plus accrued interest, if any, from September 6, 2013

Redemption Provisions:	The issuer will not redeem the 2015 Mortgage Bonds prior to maturity.

At any time before June 1, 2023, the 2023 Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2023 Mortgage Bonds to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus in each case accrued and unpaid interest to the date of redemption.

At any time on or after June 1, 2023, the 2023 Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the 2023 Mortgage Bonds to be redeemed plus accrued and unpaid interest to the date of redemption.

CUSIP / ISIN:	26442E AC4 / US26442EAC49	26442E AD2 / US26442EAD22

Issuances of Additional Securities under the Mortgage:

As of September 3, 2013, after giving effect to the issuance of the mortgage bonds offered hereby and based upon the net book value of the assets subject to the lien of the mortgage, the issuer can issue additional securities under the mortgage with an aggregate principal amount of approximately $400 million.

Joint Book-Running Managers:	Barclays Capital Inc. RBS Securities Inc. UBS Securities LLC

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc.

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, RBS Securities Inc. toll-free at (866) 884-2071 or UBS Securities LLC toll-free at 1-877-827-6444 ext. 5613884.